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Exhibit 12.1

VENOCO, INC.
Ratio of Earnings to Fixed Charges
(in 000's)

	Year ended December 31,					Quarter Ended March 31,
	2002	2003	2004	2005	2006	2007
Earnings
Pretax income (loss)	$1,476	$18,644	$39,689	$26,452	$39,601	$(16,965)
Fixed charges	3,486	3,537	6,388	16,813	54,606	14,926
Interest capitalized	—	(287)	(362)	—	—	—

Total	$4,962	$21,894	$45,715	$43,265	$94,207	$(2,039)
Fixed Charges
Interest expensed and capitalized	2,634	2,679	2,868	14,749	50,245	13,465
Amortized premiums, discounts and capitalized expenses related to indebtedness	464	370	3,050	1,755	3,776	1,245
Portion of rentals representing an interest factor	388	488	470	309	585	216

Total	$3,486	$3,537	$6,388	$16,813	$54,606	$14,926

Ratio of Earnings to Fixed Charges	1.4x	6.2x	7.2x	2.6x	1.7x	(1)

(1)
Earnings were insufficient to cover fixed charges by $17.0 million for the quarter ended March 31, 2007.

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VENOCO, INC. Ratio of Earnings to Fixed Charges (in 000's)